SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

______________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A2	Page 2 of 7

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
2,100,718
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A2	Page 3 of 7

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
2,100,718[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

______________________

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A2

This constitutes Amendment No. 2 (the “Amendment No. 2”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 2 is to report that, on April 28, 2017, a letter (attached as Exhibit 99.2 to the Statement, the “April 28 Letter”) was sent on behalf of TAR Holdings LLC (“TAR Holdings”) to the Board of Directors (the “Board”) of the Issuer, in response to (i) a letter from the Issuer, dated April 20, 2017 (the “April 20 Letter”), addressed to TAR Holdings LLC and asking TAR Holdings to submit an affidavit to the Issuer attesting to various matters in connection with TAR Holdings’ nomination of nominees to the Issuer’s board of directors (the “Board”) at the 2017 annual meeting of the Issuer’s stockholders (the “Annual Meeting”), and (ii) the Issuer’s press release, dated April 25, 2017 (the “April 25 Press Release”), in which the Issuer made various inaccurate, unfounded and irrelevant statements with respect to TAR Holdings and Karen Singer (sole member of TAR Holdings), among others.

Among other things, the April 28 Letter stated that TAR Holdings believes that: (i) the April 20 Letter and the April 25 Press Release represent further examples of the repeated and improper attempts by the current members of the Issuer’s board of directors and management (“Management”) - - who collectively own a de minimis amount of the Issuer’s common stock - - to entrench themselves to the detriment of the Issuer’s stockholders. Such examples include, without limitation, the purported adoption by the Issuer of (a) Amended and Restated Bylaws on March 23, 2017 (the “Purported Amended Bylaws”) and (b) that certain Section 382 Tax Benefits Preservation Plan on April 3, 2017 (the “Purported Poison Pill”), each promptly following filings by Issuer stockholders indicating that the Issuer had been mismanaged and that significant changes needed to be made at both the Board and Management level to rectify such acts and omissions and to reorient the Issuer’s focus toward creating and increasing its value for its owners, the stockholders; (ii) such inappropriate and unenforceable actions evidence the Board’s and Management’s disregard for the best interests of the Issuer and its stockholders; (iii) such actions are also a waste of the Issuer’s resources and seem to constitute a breach of the Board’s and Management’s fiduciary duties to the Issuer’s stockholders; and (iv) the Issuer’s Board and Management should focus on managing the Issuer rather than wasting valuable time and Issuer resources disparaging TAR Holdings and Karen Singer and making improper and groundless allegations of so-called “group” activity that are not relevant to the Issuer and its continued underperformance.

In addition, in the April 28 Letter, TAR Holdings reiterated its prior requests that the Board (i) promptly provide a current and accurate analysis of the potential for an ownership change under Section 382 of the Internal Revenue Code and (ii) waive the application of the terms of the Purported Poison Pill and the application of Section 203 of the Delaware General Corporations Law if TAR Holdings (or Karen Singer) acquires shares of common stock of the Issuer such that its aggregate beneficial ownership of Issuer common stock does not exceed 19.9% of the outstanding shares of Issuer common stock.

TAR Holdings also confirmed that there are no “extensive and undisclosed ties” between TAR Holdings and Karen Singer, on the one hand, and Stephen Baksa and Thomas Candelaria, on the other hand, and that no relationship (whether as a “group” under section 13(d) of the Securities and Exchange Act of 1934, or otherwise) exists between TAR Holdings or Karen Singer and Messrs’ Baksa and Candelaria, as the Issuer improperly alleged in the April 25 Press Release.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 20,681,047 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K filed on April 17, 2017.

A. TAR Holdings LLC

(a) As of the date hereof, TAR Holdings beneficially owns 2,100,718 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 10.16%

(b)           1. Sole power to vote or direct vote: 2,100,718

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,100,718

4. Shared power to dispose or direct the disposition: 0

(c) Not applicable.

B. Ms. Singer

(a) As of the date hereof, Ms. Singer, as the sole Member of TAR Holdings, indirectly beneficially owns 2,100,718 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 10.16%

(b)           1. Sole power to vote or direct vote: 2,100,718

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,100,718

4. Shared power to dispose or direct the disposition: 0

(c)        Not applicable.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,100,718 shares of Common Stock, constituting approximately 10.16% of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.1	Form of Indemnification Letter Agreement (Filed as Exhibit 99.1 to Amendment No. 1 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 10, 2017).

99.2	Letter, dated April 28, 2017, to the Issuer.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member